04016427

SECURITIES [illegible] ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 8 2004

SEC FILE NUMBER
~~8-029678~~ 8-44466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN HERITAGE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. MAIN STREET SUITE 601
(No. and Street)

AKRON, OHIO 44308
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDGAR G INGRAHAM 330-535-0881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUX & ASSOCIATES, CPA INC. LUX, RALPH EDWARD
(Name – *if individual, state last, first, middle name*)

867 MOE DRIVE SUITE E AKRON, OHIO 44310
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDGAR G INGRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN HERITAGE SECURITIES INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY D. YOHO, Notary Public
Residence - Portage County
State of Ohio
My Commission Expires Dec. 18, 2007

NOTARIAL SEAL STATE OF OHIO

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. /BALANCE SHEET
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NOT APPLICABLE
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. NOT APPLICABLE
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT APPLICABLE
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.
Akron, Ohio

AUDITED FINANCIAL STATEMENT
with
Accountant's Audited Report

for the
Year Ended December 31, 2003

LUX & ASSOCIATES CPA, INC.

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
www.luxcpa.com

Board of Directors
American Heritage Securities, Inc.
Akron, Ohio 44308

We have examined the Balance Sheet of American Heritage Securities, Inc. as of December 31, 2003, and the related Statements of Income, Retained Earnings, and Changes in Financial Position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

These statements are to comply with the annual audit report required by the Securities and Exchange Commission form X-17A-5 Part III. In addition to the above listed statements this report also includes a Statement of Changes in Liabilities, and a computation of Net Capital.

In our opinion the aforementioned financial statements, computations, and supplemental findings, present fairly the financial position of American Heritage Securities, Inc. at December 31, 2003 and the results of its operation and the changes in financial position for the year then ended in conformity with generally accepted accounting principles.

Lux & Associates CPA Inc.

February 24, 2004

AMERICAN HERITAGE SECURITIES INC
Balance Sheet
As Of December 31, 2003

ASSETS

CURRENT ASSETS		
Cash On Hand And In Banks	$	206,982
Accounts Receivable		4,553
Cash Deposit-CRD		38
TOTAL CURRENT ASSETS		211,573
FIXED ASSETS		
Automobile		57,558
Leasehold Improvements		143
Furniture and Fixtures		23,302
Less Accumulated Depreciation		(53,700)
TOTAL FIXED ASSETS		27,303
OTHER ASSETS		
Deposits-Clearing		21,098
Deposit-Workers Compensation		10
Investment		25,594
TOTAL OTHER ASSETS		46,702
TOTAL ASSETS	$	285,578

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable-Trade	$	1,731
Accrued Payroll		1,500
Withheld and Accrued Payroll Taxes		6,484
TOTAL CURRENT LIABILITIES		9,715
STOCKHOLDER'S EQUITY		
Capital Stock		45,000
Retained Earnings		230,863
TOTAL STOCKHOLDER'S EQUITY		275,863
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	285,578

See accompanying notes and accountants' report.

AMERICAN HERITAGE SECURITIES INC
STATEMENT OF RETAINED EARNINGS
For The Year Ended December 31, 2003

BEGINNING RETAINED EARNINGS	$	197,968
NET INCOME (LOSS)		32,895
ENDING RETAINED EARNINGS	$	230,863

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES INC
Statement of Income
For The Year Ended December 31, 2003

		%
REVENUE		
Commissions Earned	$ 60,539	50.63
Miscellaneous Income	59,031	49.37
TOTAL REVENUE	119,570	100.00
OPERATING EXPENSES		
Salaries and Wages	28,323	23.69
Advertising	385	0.32
Automobile Expense	1,577	1.32
Commission Expense	30,249	25.30
Dues and Subscriptions	685	0.57
Insurance	467	0.39
Legal and Accounting	760	0.64
Office & Postage	1,230	1.03
Other Operating Expenses	528	0.44
Payroll Taxes	4,551	3.81
Registration Fees	924	0.77
Rents	6,368	5.33
Repairs and Maintenance	138	0.12
Travel	62	0.05
Utilities	2,844	2.38
Information Services	3,860	3.23
Pension Plan	10,635	8.89
TOTAL OPERATING EXPENSES	93,586	78.27
INCOME (LOSS) FROM OPERATIONS	25,984	21.73
OTHER INCOME and (EXPENSE)		
Depreciation-Section 179 Write-Off	(529)	(0.44)
Interest/Dividend Income	6,497	5.43
Gain on Sale of Equipment	458	0.38
Mark to the Market	5,350	4.47
TOTAL OTHER INCOME AND (EXPENSE)	11,776	9.85
INCOME (LOSS) BEFORE TAXES	37,760	31.58
PROVISION FOR TAXES		
Provision For Federal Income Tax	4,865	4.07
TOTAL PROVISION FOR TAXES	4,865	4.07
NET INCOME (LOSS)	$ 32,895	27.51

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 32,895.	
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH:		
Section 179 write off	529.	
(Increase) Decrease In:		
Accounts Receivable	(1,083.)	
Other Assets	7,281.	
Increase (Decrease) In:		
Accounts Payable	1,115.	
Accrued & Withheld Taxes & Expenses	4,960.	
NET CASH PROVIDED (USED) BY OPERATIONS		$ 45,697.
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of new equipment	$(529.)	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		$(529.)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in securities decreased	$ 66,411.	
Payment of dividends	(25,000.)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		$ 41,411.
NET INCREASE (DECREASE) IN CASH		$ 86,579.
CASH AT BEGINNING OF PERIOD		120,403.
CASH AT END OF PERIOD		$ 206,982.

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

A) **INCORPORATION AND ACCOUNTING INFORMATION:**
The company is incorporated under the laws of the State of Ohio. It located the principal office in Akron, Ohio and was authorized to do business as of December 17, 1991. Capital stock was issued on January 6, 1992. The books, records and income tax return are maintained on the accrual method of accounting.

B) **EQUIPMENT AND DEPRECIATION:**
Equipment is carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts and the net difference less any amount realized from the disposition is reflected in earnings.

Maintenance and repairs, including the replacement of minor items are expenses as incurred, and major additions to equipment are capitalized. Depreciation is calculated on the straight-line, ACRS or MACRS method over the estimated useful life of the assets. The company also takes advantage of the IRS section 179 regulation permitting a total write-off of assets during the year of acquisition within certain dollar limits. The current year depreciation charged to expense is $ -0-. The section 179 write-off of assets for the current year is $ 529.

C) **TAXES ON INCOME:**
On the profit of $ 37,760. the company has a federal income tax due of $ 4,865.

TATEMENT OF CHANGES

FOR THE YEAR ENDED DECEMBER 31, 2003

AMERICAN HERITAGE SECURITIES INC

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		267,967 [4240]
	A. Net income (loss)		32,896 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of DIVIDENDS ~~PAID~~	[4272])	(25,000) [4270]
2.	Balance, end of period (From item 1800)		275,863 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

OMPUTATION OF NET CAPITAL

	Total ownership equity from Statement of Financial Condition			275,863 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			-275,863 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			275,863 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		-27,351 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-27,351 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			248,512 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		1,544 [3733]	
	3. Options		[3730]	
	4. Other securities		3,143 [3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-4,687 [3740]
10. Net Capital			243,825 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	648 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	238,825 [3770]
Excess net capital at 1000% (line 10 less 10% of line 19)	242,853 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			9,715 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
Total aggregate indebtedness			9,715 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	4 [3850]

LUX & ASSOCIATES CPA, INC.

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
www.luxcpa.com

February 24, 2004

American Heritage Securities, Inc.
333 S. Main Street Suite 601
Akron, Ohio 44308

Re: Supplemental Report to Annual Audit

Gentlemen:

In reviewing the Computation of Net Capital and Computation of Reserve Requirement as prepared by the company for the monthly/quarterly focus report we find the following:

MATERIAL INADEQUACIES-the audit did not disclose any material inadequacies, nor did we find any corrective action that needed to be taken.

MATERIAL DIFFERENCES-our final report agreed with the preliminary report that you filed in January 2001 and therefore no reconciliation of differences is needed.

Thank you for your help and assistance during the annual audit and if we can provide any additional information please contact us.

Lux & Associates CPA Inc.